FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January    , 2003

Commission File Number    0-29382

  Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X   _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended.  Accordingly, except as permitted under the underwriting agreement, the securities offered hereby may not be offered or sold in the United States of America and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.  See “Plan of Distribution.”

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 1820 - 701 West Georgia Street, Vancouver, B.C. V7Y 1C6.

Short Form Prospectus

New Issue

January 31, 2003

MINEFINDERS CORPORATION LTD.

$14,000,000

2,000,000 Common Shares

This short form prospectus (the “Prospectus”) qualifies the distribution (the “Offering”) of 2,000,000 common shares (the “Common Shares”) of Minefinders Corporation Ltd. (“Minefinders” or the “Company”) at a price of $7.00 per Common Share (the “Offering Price”) pursuant to an underwriting agreement among BMO Nesbitt Burns Inc., Yorkton Securities Inc. and Salman Partners Inc. (collectively, the “Underwriters”) and the Company.

Price: $7.00 per Common Share

	Price to Public	Underwriting discounts or fees(1)	Proceeds to the Company(2)
Per Common Share	$7.00	$0.385	$6.615
Total Offering(3)(4)	$14,000,000	$770,000	$13,230,000

(1)

The Underwriters’ fee (the “Underwriters’ Fee”) for the sale of the Common Shares is 5.5% of the gross proceeds.  The Underwriters will also be reimbursed for all reasonable expenses incurred in connection with the Offering up to a maximum of $50,000 if the Offering is not completed due to a failure of the Company to comply with the terms of the underwriting agreement.  See “Plan of Distribution”.

(2)

Before deducting expenses of this Offering estimated to be $50,000 which, together with the Underwriters’ Fee, will be paid from the general funds of the Company.

(3)

The Company has granted the Underwriters an option (the “Underwriters’ Option”), exercisable at any time up until 48 hours prior to the closing, to purchase up to an additional 250,000 Common Shares, at the price set forth above.  If the Underwriters exercise the Underwriters’ Option in full, the total issue price will be $15,750,000, the total Underwriters’ Fee will be $866,250 and the net proceeds to the Company will be $14,883,750.  This prospectus qualifies the distribution of the Common Shares issuable upon exercise of the Underwriters’ Option. See “Plan of Distribution”.

(4)

The Company has also granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) to acquire up to an additional 337,500 Common Shares at the Offering Price, representing 15% of the Common Shares sold under the Offering (taking into account the exercise of the Underwriters’ Option), exercisable in whole or in part for a period of up to 30 days following the closing of the Offering to cover over-allotments, if any.  If the Underwriters’ Option and the Over-Allotment Option are exercised in full, the total issue price will be $18,112,500, the total Underwriters’ Fee will be $996,188 and the net proceeds to the Company will be $17,116,312. This prospectus qualifies the distribution of the common shares issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer these securities, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under Plan of Distribution and subject to the approval of certain legal matters on behalf of the Company by Campney & Murphy and on behalf of the Underwriters by Blake Cassels & Graydon LLP.

Subscriptions for the Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that the closing of this Offering will take place on February 7, 2003 or on such other date as the Company and the Underwriters may agree (the “Closing Date”), and that certificates representing the Common Shares will be available for delivery on or about closing.  Unless otherwise indicated, all dollar amounts in this Prospectus are presented in Canadian dollars.

The outstanding Common Shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the trading symbol “MFL” and on the American Stock Exchange (“AMEX”) under the trading symbol “MFN”. The Offering Price for the Common Shares has been determined by negotiation between the Company and the Underwriters.  On January 22, 2003, the last trading day prior to the announcement of the Offering, the closing price of the Company’s Common Shares on the TSX was $7.38 per share and US$4.80 per share on AMEX.

The Company has applied to list the Common Shares distributed hereunder on the TSX and AMEX.  Listing will be subject to the Company fulfilling all listing requirements of the TSX and AMEX.

An investment in the Common Shares should be considered speculative due to the nature of the Company’s business.  The risk factors outlined or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Common Shares.  See “Risk Factors”.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

DOCUMENTS INCORPORATED BY REFERENCE

FORWARD LOOKING STATEMENTS

THE COMPANY

BUSINESS OF THE COMPANY

RECENT DEVELOPMENTS

CONSOLIDATED CAPITALIZATION AND FINANCIAL INFORMATION

USE OF PROCEEDS

DESCRIPTION OF SECURITIES BEING ISSUED

PLAN OF DISTRIBUTION

RISK FACTORS

AUDITORS, TRANSFER AGENT AND REGISTRAR

LEGAL MATTERS

PURCHASERS' STATUTORY RIGHTS

CERTIFICATE OF THE COMPANY

CERTIFICATE OF THE UNDERWRITERS

ELIGIBILITY FOR INVESTMENT

If any of the following statutes apply to a purchaser of securities, the eligibility of the securities offered under this prospectus for investment is, in certain cases, governed by criteria which a purchaser is required to establish as policies or guidelines and, in certain cases, file, pursuant to the applicable statute (and, where applicable, the associated regulations thereunder).  In addition, a purchaser’s investment in the Common Shares is subject to the prudent investment standards, general investment provisions and restrictions provided for in these statutes:

Insurance Companies Act (Canada)	Loan and Trust Corporations Act (Ontario)
Pension Benefits Standards Act, 1985 (Canada)	Pension Benefits Act (Ontario)
Trust and Loan Companies Act (Canada)	Insurance Act (Ontario)
Cooperative Credit Associations Act(Canada)	The Pension Benefits Act (Manitoba)
Financial Institutions Act (British Columbia)	Loan and Trust Corporations Act (Alberta)
Pension Benefits Standards Act (British Columbia)	Alberta Heritage Savings Trust Fund Act (Alberta)
The Insurance Act (Manitoba)	Employment Pension Plans Act (Alberta)
The Trustee Act (Manitoba)	Insurance Act (Alberta)

In the opinion of the Company’s legal counsel, Campney & Murphy, and legal counsel to the Underwriters, Blake Cassels & Graydon LLP, the Common Shares are, at the date hereof, investments which the Income Tax Act (Canada) (the “Tax Act”) and the Regulations thereunder state are qualified investments for a trust governed by a registered retirement savings plan, a registered retirement income fund, deferred profit sharing plan or registered educational savings plan (collectively, the "Plans").

The Company has concluded that the Common Shares do not, as of the date hereof, constitute "foreign property" for the purposes of the tax imposed under Part XI of the Tax Act on Plans.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or similar authority in each of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)

Revised Annual Information Form of the Company for the year ended December 31, 2001 (the “AIF”) dated October 31, 2002 including Management’s Discussion and Analysis incorporated therein;

(b)

unaudited consolidated interim financial statements of the Company for the 9-month interim financial period ended September 30, 2002, as amended and filed on November 29, 2002;

(c)

audited consolidated financial statements of the Company and the notes thereto for the fiscal years ended December 31, 2001, 2000 and 1999 together with the report of the auditors thereon;

(d)

the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the audited consolidated financial statements referred to in paragraph (c) above and which forms part of the Company’s AIF;

(e)

the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the unaudited consolidated financial statements referred to in paragraph (b) above and which forms part of the Company’s AIF;

(f)

Information Circular of the Company dated May 10, 2002 in connection with the June 13, 2002 Annual General Meeting of Shareholders;

(g)

material change report filed by the Company dated January 23, 2003 with respect to the offering of Common Shares under this prospectus;

(h)

material change report filed by the Company dated January 16, 2003 in respect of the announcement regarding the Company’s listing on the American Stock Exchange effective January 21, 2003;

(i)

material change report filed by the Company dated December 19, 2002 announcing the most recent results from drilling on the Dolores property;

(j)

material change report filed by the Company dated August 22, 2002 in respect of the completion of an independent audit of the Company’s Dolores gold and silver deposit by Pincock Allen & Holt;

(k)

material change report filed by the Company dated May 31, 2002 in respect of the announcement of the commencement of feasibility drilling on the Company’s Dolores property;

(l)

material change report filed by the Company dated April 15, 2002 announcing the completion of an updated resource calculation on the Company’s Dolores property;

(m)

material change report filed by the Company dated April 2, 2002 in respect of the closing of the brokered private placement of 4,400,000 common shares at a price of $2.30 per share;

(n)

material change report filed by the Company dated March 20, 2002 in respect of the preliminary announcement of the brokered private placement of 4,400,000 common shares at a price of $2.30 per share;

(o)

material change report filed by the Company dated January 9, 2002 in respect of the Company’s agreement with Placer Dome Exploration Inc. for the further development and exploration of the El Malacate project in the Company’s Northern Sonora property; and

(p)

material change report filed by the Company dated January 3, 2002 in respect of the results of the Dolores silver re-analysis program;

Any information circulars, comparative interim financial statements and material change reports (excluding confidential reports) filed by the Company with securities commissions or other regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba or Ontario, after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 1820 - 701 West Georgia Street, Vancouver, B.C.  V7Y 1C6, Telephone: (604) 687-6263.  All documents incorporated by reference are also available on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference, contain forward-looking statements.  Such forward-looking statements include, but are not limited to, statements about mineral reserves and resources, in that they constitute estimates, based on certain assumptions, of mineralization that may be encountered if a deposit were to be mined. In some cases, forwarding-looking statements can be identified by the use of words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved or other variations of these words or phrases, or other comparable words or phrases.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

THE COMPANY

The Company was incorporated by articles of incorporation under the laws of the Province of Ontario on February 4, 1975, under the name “Twentieth Century Explorations Inc.” On May 10, 1979, the Company changed its name from “Twentieth Century Explorations Inc.” to “ Minefinders Corporation Ltd.”.

The Company’s head and principal office is located at Suite 1820 – 701 West Georgia Street, Vancouver, B.C. V7Y 1C6. The Company’s registered and records office is located at Suite 1100 – 200 King Street West, Toronto, Ontario M5H 3T4.  The Company also maintains an exploration office in Reno, Nevada, United States of America.

The Company has three subsidiaries, all of which have only issued voting securities. The following table lists the Company’s subsidiaries, their jurisdiction of incorporation and the Company’s percentage ownership of the voting securities of each:

Name	Place of Incorporation	Percentage Ownership
Minera Minefinders S.A. de C.V.	Mexico	100%
Compania Minera Dolores S.A de C.V.	Mexico	100%
Minefinders (U.S.A.) Inc.	Nevada	100%

The Company’s operations in Mexico are carried on through Minera Minefinders S.A. de C.V. (“Minera”) and Compania Minera Dolores S.A. de C.V. (“Minera Dolores”) and in the U.S.A., through Minefinders (U.S.A.) Inc.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and its common shares are listed for trading on the TSX under the symbol “MFL” and on the American Stock Exchange under the symbol “MFN”.

BUSINESS OF THE COMPANY

The information provided hereunder has been prepared by Mark H. Bailey, M.Sc., P.Geo., President of the Corporation, who is a “qualified person” as defined in National Instrument 43–101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The Company is a mining exploration and development company whose principal properties are the Dolores Property and the Northern Sonora Property (which includes the La Bolsa deposit and the El Malacate project) as well as more than a dozen other projects including the La Reserva/El Correo group of claims. All of these properties are without a known body of commercial ore. The Company’s activities on these properties to date have been exploratory in nature. There is no surface plant or equipment on any of these properties.

Since November 1995, the Company has been actively working on the Dolores Property completing aerial photos and topography, satellite imagery, road construction and infrastructure development, surface mapping, surface sampling, underground sampling, geophysics and drilling. Results from these efforts have led to the discovery of a major epithermal gold and silver deposit. In June 2002, the Company commenced a drilling program on the Dolores Property for the purpose of sufficiently defining the geology and mineralogy of the deposit to support a bankable feasibility study of it.

The La Bolsa mineralized system on the Northern Sonora Property was discovered and staked in 1994 by the Company’s personnel and a first phase exploration drilling program was completed in 1996, producing an independent mineralized deposit estimate of up to 122,000 ounces gold equivalent (oz Au eq). Additional drilling was completed in 1998 and since then work has been suspended pending an increase in gold prices or a substantial cash influx.

Exploration continues on the El Malacate project covering a portion of the Northern Sonora Property including the completion of nine widely spaced drill holes during 2002. Work on the other northern Sonora mineral claims from 1996 through 2002 has led to the discovery of twelve additional gold–silver mineralized systems and several porphyry copper related base metal systems.

The Company also has interests in a number of secondary properties. Detailed mapping and sampling conducted over the past five years has defined anomalous gold zones on the San Antonio Property in Zacatecas, Mexico, where an initial drilling program is proposed to confirm and test the down dip extension of this gold mineralization. In addition, the Company has interests in the Gutsy/Buckskin Mountain Properties, Nevada, U.S.A., the Clear Property, Nevada, U.S.A., the Dottie Property, Nevada, U.S.A., the Oro Blanco Property, Arizona, U.S.A., which during the fourth quarter 2002 the Company determined it would write off, and the Dubuisson Property, Val d’Or, Québec. The Company’s interest in the Dubuisson Property consists only of a 2% net royalty interest.

For a full description of the Company’s business and its properties, please refer to the Company’s AIF dated October 31, 2002, which is incorporated herein by reference.

RECENT DEVELOPMENTS

On January 15, 2003, the Company announced that effective at the opening of trading on Tuesday, January 21, 2003, the Company’s common shares would be listed for trading on the American Stock Exchange (“AMEX”) under the symbol “MFN”. Upon the listing of the Company’s common shares on AMEX the Company ceased to be quoted on the National Association of Securities Dealers (“NASD”) Over-the Counter Bulletin Board. The Company continues to trade on the Toronto Stock Exchange under the symbol “MFL”.

CONSOLIDATED CAPITALIZATION AND FINANCIAL INFORMATION

As of the date hereof, and prior to the issue of any Common Shares pursuant to this Offering, a total of 28,566,932 Common Shares are issued and outstanding. Since December 31, 2001, the Company has issued a total of 8,333,682 Common Shares.  In April, 2002, the Company issued a total of 4,400,000 Common Shares by way of private placement at a price of $2.30 per share.  All other Common Shares issued since December 31, 2001 were issued upon the exercise of options or warrants at various exercise prices.

As at January 24, 2003, the Company had outstanding, director and employee share purchase options to purchase up to 2,814,000 Common Shares at prices ranging from $1.05 to $6.45.  Also outstanding at January 24, 2003, were warrants to purchase 244,410 Common Shares at an exercise price of $1.40.

USE OF PROCEEDS

The estimated net proceeds from this Offering, after deducting fees payable to the Underwriters and the estimated expenses of the Offering, will be $13,230,000.  If the Underwriters’ Option and the Over-Allotment Option is exercised in full, such net proceeds will be $17,116,312.

The Company intends to use approximately $5,000,000 of the net proceeds of this Offering to finance the further exploration and development, including the completion of feasibility drilling, and the preparation of an independent feasibility study, of the Dolores Property, approximately $3,000,000 to finance the further exploration of the Northern Sonora Property, including site preparation and the initial drilling on targets identified by previous geo-physical and geo-chemical work undertaken by the Company, and the balance of approximately $5,230,000 to be used for general corporate and working capital purposes.

With respect to the Dolores Property, the Company estimates that approximately: (i) $500,000 will be allocated to feasibility infill drilling; (ii) $1,250,000 will be allocated to additional exploration drilling; and (iii) $3,250,000 will be allocated to an independent feasibility study, including an environmental impact study and additional metallurgical studies.

With respect to the Northern Sonora Property, the Company estimates that approximately: (i) $1,500,000 will be allocated to infill drilling on the La Bolsa project; (ii) $1,000,000 will be allocated to additional exploration drilling on the El Malacate/La Dura project; and (iii) $500,000 will be allocated to general exploration drilling on other claims in the Northern Sonora Property.

The Company’s plans with respect to the allocation of net proceeds among the uses described above may change after the date of the Prospectus and the Company will retain the discretion in allocating the net proceeds of this Offering.  Pending the uses described above, the Company may invest all or a portion of the net proceeds in short-term interest-bearing and other marketable securities.

DESCRIPTION OF SECURITIES BEING ISSUED

The Offering consists of 2,000,000 Common Shares at an Offering Price of $7.00 per Common Share.

All of the Common Shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings.  Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities.  There is no set dividend rate or dividend schedule for the Common Shares.  The board of directors of the Company will decide if and when dividends should be declared and paid.

Provision as to the modification, amendment or variation of these rights are contained in the Company’s articles of incorporation and the Ontario Business Corporations Act.  Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 66.67% of the votes cast). The Company’s Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

PLAN OF DISTRIBUTION

Under an agreement (the “Underwriting Agreement”) dated January 24, 2003 between the Company and the Underwriters, the Company has agreed to issue and sell, and the Underwriters have agreed to purchase, on February 7, 2003 or on such other date as may be agreed, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 2,000,000 Common Shares at a price of $7.00 per Common Share for an aggregate purchase price of $14,000,000.  The Company has granted the Underwriters an option (the “Underwriters’ Option”), exercisable at any time up until 48 hours prior to the Closing Date, to purchase up to an additional 250,000 Common Shares at a price equal to the Offering Price. The Company has also granted to the Underwriters an option (the “Over-Allotment Option”) to acquire up to an additional 337,500 Common Shares at the Offering Price, representing 15% of the Common Shares sold under the Offering (taking into account the exercise of the Underwriters’ Option), exercisable in whole or in part for a period of up to 30 days following the closing of the Offering to cover over-allotments, if any.

This prospectus qualifies the distribution of the additional Common Shares issuable upon the exercise of both the Underwriters’ Option and the Over-Allotment Option.

The Underwriting Agreement provides that the Company will pay to the Underwriters a fee equal to 5.5% of the gross proceeds in consideration for their services in connection with this Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events.  The Underwriters are, however, obligated to take up and pay for all of the Common Shares offered hereby if any are purchased under the Underwriting Agreement.

In connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.

Offering in the United States

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state, and may not be offered or sold within the United States (as that term is defined in Regulation S under the 1933 Act); except that the Common Shares may be offered and sold only to institutional “accredited investors” that satisfy the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the 1933 Act (“Institutional Accredited Investors”) by the Company on a private placement basis pursuant to Rule 506 of Regulation D under the 1933 Act.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Common Shares in the United States.  The Underwriters have agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act, they will not offer or sell the Common Shares within the United States as part of their distribution. Provided that the Company is a foreign issuer, the Common Shares may be resold on the TSX pursuant to Rule 904 of Regulation S under the 1933 Act, which requires among other things, that neither the seller of the Common Shares nor any person acting on its behalf is aware of the fact that the transaction has been pre-arranged with a buyer in the United States.  Terms used in this paragraph have the meanings ascribed to them by Regulation S under the 1933 Act.

In addition, for 40 days after the commencement of the Offering an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.  Certificates representing any securities which are sold in the United States will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

The Company has applied to list the Common Shares on the TSX and AMEX.  Listing will be subject to the Company fulfilling all listing requirements of the TSX and AMEX

RISK FACTORS

The securities of the Company should be considered a highly speculative investment due to the nature of the Company’s business. Prospective investors should carefully consider all of the information disclosed in this prospectus, including all documents incorporated by reference, and in particular the risk factors under the heading “Risk Factors” contained in the AIF incorporated herein by reference, prior to making an investment in the Company. These risks include but are not limited to the following:

•

All of the Company’s properties are in the exploration stage and without a known body of ore. There is no guarantee that an economically feasible ore body will be found on any of these properties. Once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company’s exploration programs will result in the expansion or replacement of current reserves with new reserves.

•

Operations in which the Company has an interest will be subject to all of the hazards and risks normally incidental to exploring, developing and operating natural resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.

•

The Company, where practical, maintains insurance against risks in the operations of its business. Such insurance, however, contains exclusions and limitations on coverage. There is no assurance that such insurance will continue to be available.

•

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base metals, such as gold and silver.  The price of these commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control.  The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of the Company’s exploration projects, cannot be accurately predicted.

•

All of the Company’s development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters which can make operations expensive or prohibit them altogether.

•

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may as a result be subject to loss of its rights in the properties subject to such agreements.

•

There may be challenges to the title of the Company’s properties which, if successful, could impair its development and/or operations.

•

The Company operates in jurisdictions in which political or economic instability may affect its ability to operate. Currency fluctuations may impact the Company’s profitability.

•

If the Company should require additional funds for exploration and development of its properties, which is likely, it would have to seek equity and/or debt financing which may not be available.

•

Certain officers and directors of the Company may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

•

The Company depends on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

•

There are a number of outstanding securities and agreements pursuant to which Common Shares of the Company may be issued in the future. This would result in further dilution to the Company’s shareholders.

•

The Company operates in a competitive industry and competes with other better established companies which have greater financial resources than the Company.

These business risks, including those incorporated by reference, should be considered in the context of the Company’s business which is described under “General Development of the Business” and “Narrative Description of Business” in the AIF.

If any of the foregoing events, or other risk factor events as described in the AIF and incorporated by reference herein occur, the Company’s business, financial condition or results of operations could likely suffer. In that event, the market price of the securities of the Company could decline and an investor could lose all or part of their investment.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are BDO Dunwoody LLP, Chartered Accountants, 600 Park Place, 666 Burrard Street, Vancouver, B.C.  V6C 2X8.

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal office in each of the cities of Vancouver, British Columbia and Toronto, Ontario.

LEGAL MATTERS

There are no pending legal proceedings to which the Company is or is likely to be a party or of which any of its subsidiaries or properties are or likely to be the subject.

Certain legal matters relating to this Offering have been and will be passed upon on behalf of the Company by Campney & Murphy and on behalf of the Underwriters by Blake Cassels & Graydon LLP.  As of the date hereof, partners of Campney & Murphy and Blake, Cassels & Graydon LLP as a group, own less than 1% of the outstanding Common Shares.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Date:

January 31, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

“Mark H. Bailey”

“Jon N. Morda”

Mark H. Bailey

Jon N. Morda

Chief Executive Officer

Chief Financial Officer

On behalf of the Board of Directors

“Paul C. MacNeill”

“James M. Dawson”

Paul C. MacNeill

James M. Dawson

Director

Director

CERTIFICATE OF THE UNDERWRITERS

Date:

January 31, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

BMO Nesbitt Burns Inc.

By: “James G. Rogers”

James G. Rogers

Yorkton Securities Inc.

By: “Douglas Bell”

Douglas Bell

Salman Partners Inc.

By: “Alan C. Herrington”

Alan C. Herrington

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.

(Registrant)

Date

February 3, 2003

By:

/S/”Paul C. MacNeill”

(Print)  Name:

Paul C. MacNeill

Title:

Director